================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

                   [X] ANNUAL REPORT PURSUANT TO SECTION 15(d)
              OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                   for the fiscal year ended December 31, 1994

                                       Or

                 [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                [NO FEE REQUIRED]

               For the transition period __________ to __________

                         Commission file number 0-16960


                         THE GENLYTE GROUP INCORPORATED
                             EMPLOYEES' SAVINGS PLAN


- --------------------------------------------------------------------------------

                         THE GENLYTE GROUP INCORPORATED
                     100 Lighting Way, Secaucus, N.J. 07096

- --------------------------------------------------------------------------------

================================================================================

                         THE GENLYTE GROUP INCORPORATED
                             EMPLOYEES' SAVINGS PLAN

                                 1994 FORM 11-K



                   INDEX TO FINANCIAL STATEMENTS AND SCHEDULES



                                                                           Page
                                                                           ----

Report of Independent Public Accountants...................................  3

Statement of Net Assets Available for Benefits
  as of December 31, 1994..................................................  4

Statement of Net Assets Available for Benefits
  as of December 31, 1993..................................................  5

Statement of Changes in Net Assets Available for Benefits
  for the year ended December 31, 1994.....................................  6

Notes to Financial Statements..............................................  7

Schedule I:  Item 27a, Schedule of Assets Held for Investment
             Purposes as of December 31, 1994.............................. 14

Schedule II: Item 27d, Schedule of Reportable Transactions for
             the year ended December 31, 1994.............................. 15

             All other schedules are omitted since they are not applicable or are not required based on the disclosure requirements of the Employee Retirement Income Security Act of 1974 and applicable regulations issued by the Department of Labor.

Signature.................................................................. 16

Consent of Independent Public Accountants.................................. 17

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


TO THE PENSION AND BENEFITS COMMITTEE OF
THE GENLYTE GROUP INCORPORATED:

We have audited the accompanying statements of net assets available for benefits of The Genlyte Group Incorporated Employees' Savings Plan (the "Plan") as of December 31, 1994 and 1993, and the related statement of changes in net assets available for benefits for the year ended December 31, 1994. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1994 and 1993, and the changes in its net assets available for benefits for the year ended December 31, 1994 in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions (Schedules I and II) are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather then to present the net assets available for benefits and changes in net assets available for benefits for each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                        /s/  ARTHUR ANDERSEN LLP
New York, New York
June 22, 1995

                         THE GENLYTE GROUP INCORPORATED
                             EMPLOYEES' SAVINGS PLAN

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                             AS OF DECEMBER 31, 1994




                                                   Putnam Fund                              Putnam               Putnam
                                                       for        Putnam       Putnam     U.S. Gov't  Genlyte    Global
                                                    Growth &     Voyager    Money Market    Income    Common     Growth
                                                     Income        Fund       Fund (A)      Trust      Stock      Fund       Total
- ------------------------------------------------------------------------------------------------------------------------------------
     ASSETS
- ---------------------------------------------
     Investment at Fair Value:
- ------------------------------------------------------------------------------------------------------------------------------------
     Putnam Money Market Fund                                                 $416,862                                      $416,862
- ------------------------------------------------------------------------------------------------------------------------------------
     Putnam U.S. Gov't Income Trust                                                        $521,403                          521,403
- ------------------------------------------------------------------------------------------------------------------------------------
     Putnam Fund for Growth & Income              $1,291,230                                                               1,291,230
- ------------------------------------------------------------------------------------------------------------------------------------
     Putnam Voyager Fund                                        $1,300,865                                                 1,300,865
- ------------------------------------------------------------------------------------------------------------------------------------
     Putnam Global Growth Fund                                                                                  $224,995     224,995
- ------------------------------------------------------------------------------------------------------------------------------------
     Genlyte Common Stock                                                                             $934,572               934,572
- ------------------------------------------------------------------------------------------------------------------------------------
     TOTAL INVESTMENTS                             1,291,230     1,300,865     416,862      521,403    934,572   224,995   4,689,927
- ------------------------------------------------------------------------------------------------------------------------------------

     Contributions Receivable from Participants       28,069        28,271       7,470       11,618     15,402     9,884     100,714
- ------------------------------------------------------------------------------------------------------------------------------------

     NET ASSETS AVAILABLE FOR BENEFITS            $1,319,299    $1,329,136    $424,332     $533,021   $949,974  $234,879  $4,790,641
====================================================================================================================================

     (A)  Formerly the Putnam Daily Dividend Trust

The accompanying notes to financial statements are an integral part of this statement.

                         THE GENLYTE GROUP INCORPORATED
                             EMPLOYEES' SAVINGS PLAN

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                             AS OF DECEMBER 31, 1993




                                                   Putnam Fund                              Putnam                Putnam
                                                       for        Putnam       Putnam     U.S. Gov't   Genlyte    Global
                                                     Growth &     Voyager   Money Market    Income      Common    Growth
                                                      Income       Fund       Fund (A)       Trust      Stock      Fund       Total
- ------------------------------------------------------------------------------------------------------------------------------------
     ASSETS
- ----------------------------------------------
     Investment at Fair Value:
- ------------------------------------------------------------------------------------------------------------------------------------
     Putnam Money Market Fund                                                 $362,030                                      $362,030
- ------------------------------------------------------------------------------------------------------------------------------------
     Putnam U.S. Gov't Income Trust                                                       $460,901                           460,901
- ------------------------------------------------------------------------------------------------------------------------------------
     Putnam Fund for Growth & Income               $1,083,878                                                              1,083,878
- ------------------------------------------------------------------------------------------------------------------------------------
     Putnam Voyager Fund                                        $1,118,799                                                 1,118,799
- ------------------------------------------------------------------------------------------------------------------------------------
     Putnam Global Growth Fund                                                                                   $94,715      94,715
- ------------------------------------------------------------------------------------------------------------------------------------
     Genlyte Common Stock                                                                             $686,840               686,840
- ------------------------------------------------------------------------------------------------------------------------------------
     TOTAL INVESTMENTS                              1,083,878    1,118,799     362,030     460,901     686,840    94,715   3,807,163
- ------------------------------------------------------------------------------------------------------------------------------------

     Contributions Receivable from Participants        26,111       26,527       7,283      11,927      14,061     5,558      91,467
- ------------------------------------------------------------------------------------------------------------------------------------

     NET ASSETS AVAILABLE FOR BENEFITS             $1,109,989   $1,145,326    $369,313    $472,828    $700,901  $100,273  $3,898,630
====================================================================================================================================

     (A)  Formerly the Putnam Daily Dividend Trust

The accompanying notes to financial statements are an integral part of this statement.

                         THE GENLYTE GROUP INCORPORATED
                             EMPLOYEES' SAVINGS PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1994


                                       Putnam Fund                                Putnam                     Putnam
                                           for         Putnam        Putnam     U.S. Gov't    Genlyte        Global
                                         Growth &     Voyager     Money Market    Income       Common        Growth
                                          Income        Fund        Fund (A)      Trust        Stock          Fund        Total
- ------------------------------------------------------------------------------------------------------------------------------------
NET ASSETS AVAILABLE FOR BENEFITS,
  BEGINNING OF YEAR ................  $ 1,109,989   $ 1,145,326   $   369,313  $   472,828   $   700,901  $   100,273   $ 3,898,630
- ------------------------------------------------------------------------------------------------------------------------------------
Additions:
  Contributions ....................      384,472       389,074        94,820      162,249       222,161      140,448     1,393,224
  Interest & Dividend Income .......       77,659        54,873        14,754       35,584           482        7,384       190,736

Total Additions ....................      462,131       443,947       109,574      197,833       222,643      147,832     1,583,960
- ------------------------------------------------------------------------------------------------------------------------------------
Deductions:
  Benefit Payments to Participants .      149,247       216,442        65,583       61,164        98,555       22,351       613,342

Total Deductions ...................      149,247       216,442        65,583       61,164        98,555       22,351       613,342
- ------------------------------------------------------------------------------------------------------------------------------------
Realized Gain/(Loss) ...............       (2,264)       (8,357)            0       (5,687)       19,002         (215)        2,479
Unrealized Gain/(Loss) .............      (78,735)      (37,582)            0      (41,175)       85,661       (9,255)      (81,086)
- ------------------------------------------------------------------------------------------------------------------------------------
Transfer Between Funds .............      (22,575)        2,244        11,028      (29,614)       20,322       18,595             0
- ------------------------------------------------------------------------------------------------------------------------------------
NET ASSETS AVAILABLE FOR BENEFITS,
  END OF YEAR ......................  $ 1,319,299   $ 1,329,136   $   424,332  $   533,021   $   949,974  $   234,879   $ 4,790,641
====================================================================================================================================


(A)  Formerly the Putnam Daily Dividend Trust

The accompanying notes to financial statements are an integral part of this statement.

                         THE GENLYTE GROUP INCORPORATED
                             EMPLOYEES' SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1994 AND 1993




1.    DESCRIPTION OF THE PLAN

a)    General Information and Contributions

      The  Genlyte   Group   Incorporated   and  certain  of  its   subsidiaries
      (collectively referred to herein as the "Company") adopted The Genlyte Group Incorporated Employees' Savings Plan (the "Plan") as of July 3, 1988, as amended and restated effective January 1, 1989. The Putnam Fiduciary Trust Company is the trustee (the "Trustee") of the securities and other investments of the Plan. Refer to the Plan Document for more complete information.

      The Plan allows a participant to defer a portion of his or her compensation and have such amount contributed to the Plan (the "Income Deferral Feature"). The deferred compensation is contributed to the Plan from the participant's "before tax" wages for federal income tax purposes. The contribution is subject to Social Security tax and may also be subject to state and local taxation. Under the Income Deferral Feature, a participant may defer from 1% through 15% (in increments of 1%) of his or her compensation, or lesser amounts as may be restricted by the Pension and Benefits Committee (the "Committee"), subject to certain Internal Revenue Code limitations. Such contributions are allocated to the specific participant's investment fund accounts based upon the participant's election. Contributions made under the Income Deferral Feature ("Salary Deferred Contributions") are deducted from each participant's compensation and are currently contributed by the Company to the Plan in the form of cash. The Plan permits Salary Deferred Contributions, as elected by the participant, to be made in whole or in part (in multiples of 10%) in any one or more investment funds offered by the Committee, and permits a participant to elect to transfer some or all of the assets, which were at one time required to be invested in Genlyte common stock, to be invested in other investment funds offered by the Committee.

      The Plan, as amended and restated in 1994, authorizes the Pension & Benefits Committee to effect loan transactions by the participants. To date, the committee has not initiated a loan procedure. The Plan also permits the Company to make both matching and non-matching contributions to the Plan, at its sole discretion. As of the date hereof, the Company has not elected to make any such contributions.

b)    Participation

      Eligible participants are certain employees employed by the Company for a minimum of six (6) months on any January 1st or July 1st, as specified in the Plan. As of December 31, 1994, there were 2,146 eligible participants in the Plan. Of these eligible participants, 583 had elected to participate in the Plan.

c)    Plan Amendments and Termination

      The Company reserves the right to amend or terminate the Plan at any time. However, the Plan may not be amended to divert assets of the Plan for purposes other than the exclusive benefit of the participants, their beneficiaries and estates or, except for amendments required in connection with Internal Revenue Service ("IRS") rulings, to reduce amounts previously credited to the accounts of participants. In November, 1994, the Plan was amended and restated retroactive to January 1, 1989 in order to comply with changes mandated by the Tax Reform Act of 1986 (TRA '86). The restated plan has been filed with the IRS for approval.

d)    Vesting

      All amounts allocated to participant accounts pursuant to the Income Deferral Feature of the Plan are fully vested at all times. Company matching and non-matching contributions, if made in any subsequent year, will become vested at the rate of 20% per year of service following the completion of three (3) years of service.

e)    Distributions

      Generally, distributions can only be made from the Plan upon termination of employment (i.e., death, retirement, or other separation from service) in the form of lump sum payments. However, distributions can be made to participants while still employed from contributions made pursuant to the Income Deferral Feature only if they have reached age 59 1/2 or in the event of "financial hardship". A financial hardship is defined as an immediate and serious financial need of the participant. The amount which can be withdrawn due to financial hardship cannot exceed the amount required to meet the financial hardship, and no amount can be withdrawn if the needed funds are reasonably available from other resources. The Plan lists the specific criteria for determining if a hardship exists. Distributions are made in cash and/or Genlyte common stock.

f)    Plan Investments

      At December 31, 1994, the investments of the Plan consist of the Putnam Money Market Fund (formerly the Putnam Daily Dividend Trust), the Putnam U.S. Government Income Trust, the Putnam Fund for Growth and Income, the Putnam Voyager Fund, and the Putnam Global Growth Fund, all managed by the Trustee, and Genlyte common stock.

      The Putnam Money Market Fund is a fund investing in money market instruments. The Putnam U.S. Government Income Trust invests exclusively in securities backed by the full faith and credit of the United States government. The Putnam Fund for Growth and Income invests primarily in common stocks and is designed for investors seeking a diversified portfolio offering the opportunity for growth while providing current income. The Putnam Voyager Fund seeks capital appreciation, primarily from a portfolio of common stocks. This Fund may borrow money to purchase additional portfolio securities. The Putnam Global Growth Fund is designed for investors seeking potential above-average capital growth through a globally diversified portfolio of common stocks.

      As of December 31, 1994 and 1993, the following investments at fair market value represent 5 (five) percent or more of the net assets available for benefits:
                                                     1994             1993
                                                     ----             ----
      Putnam Voyager Fund                         $1,300,865       $1,118,799
      Putnam Fund for Growth & Income              1,291,230        1,083,878
      Genlyte Common Stock                           934,572          686,840
      Putnam U.S. Government Income Trust            521,403          460,901
      Putnam Money Market Fund                       416,862          362,030
      Putnam Global Growth Fund                      224,995           94,715


g)    Allocation of Investment Income

      On a daily basis, each participant's account is adjusted to reflect the Plan's investment income and increases and decreases in the fair market value of the assets held in the Plan.

h)    Plan Expenses

      The Company may elect to pay all expenses, including administrative expenses, of the Plan. Any expenses not borne by the Company will be paid by the Trustee and borne by the Plan. The Plan did not incur any expenses for 1994.

2.    ACCOUNTING POLICIES

      The financial statements have been prepared using the accrual basis of accounting. Investments are reflected in the Statements of Net Assets Available for Benefits at market value, based upon readily available market quotations, or as determined in good faith by the Trustee. The purchase and sale of investments are recorded on a trade date basis.

      Unrealized appreciation is the difference between the cost of investments and the current market value of investments. The increase (decrease) in unrealized appreciation represents the change in unrealized appreciation between the beginning and end of each year. In accordance with the Department of Labor Rules and Regulations, the realized gain (loss) on sale of investments is calculated based upon the comparison of selling price to fair value of the investment at the beginning of the year. If the investment was acquired during the year, realized gain (loss) on sale of investments is calculated based upon comparison of selling price of the investment to purchase cost.

3.    TAX STATUS

      By letter dated August 13, 1990, the IRS determined that the Plan is qualified and tax exempt under the provisions of Section 401(a) of the Internal Revenue Code. The Company has filed a request with the IRS for a favorable determination letter with respect to the 1994 amendment and restatement of the Plan effective January 1, 1989. This change was required in order to comply with the TRA '86. Since its inception, the Plan has been administered in accordance with the provisions of the TRA '86 and other applicable laws. The Plan administrator and its tax counsel do not anticipate that changes in the Plan after the IRS determination letter will affect the qualified and tax-exempt status of the Plan and the Trust, respectively. Accordingly, no provision for federal income tax has been made in the accompanying financial statements.

4.    ADDITIONAL INFORMATION

      The Plan conducted no transactions of a prohibited nature with known parties-in-interest and had no lease commitments, loans, leases or fixed income obligations in default, or deemed uncollectible, as defined by the Employee Retirement Income Security Act of 1974, during the year ended December 31, 1994.

                                                                      SCHEDULE I
                                                                  EIN 22-2584333
                                                                         PN #018

                         THE GENLYTE GROUP INCORPORATED
                             EMPLOYEES' SAVINGS PLAN

                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             IRS FORM 5500 ITEM 27a
                             AS OF DECEMBER 31, 1994


================================================================================
                           Description of         # of                 Current
   Identity of Issue         Investment       Units/Shares   Cost       Value
================================================================================
Genlyte Common Stock* ....   Common Stock       219,899  $1,256,058  $  934,572
- --------------------------------------------------------------------------------
Putnam Fund for Growth
  & Income*...............   Equity Fund        101,512  $1,332,608  $1,291,230
- --------------------------------------------------------------------------------
Putnam Voyager Fund*......   Equity Fund        112,922  $1,212,159  $1,300,865
- --------------------------------------------------------------------------------
Putnam U.S. Government
  Income Trust*...........   Bond Fund           42,773  $  571,901  $  521,403
- --------------------------------------------------------------------------------
Putnam Money Market
  Fund (A)* ..............   Money Market Fund  416,862  $  416,862  $  416,862
- --------------------------------------------------------------------------------
Putnam Global Growth Fund*   Equity Fund         24,403  $  225,133  $  224,995
- --------------------------------------------------------------------------------
Total Assets Held for
  Investment Purposes ...                                $5,014,721  $4,689,927
================================================================================
*   Related-Party Transaction
(A) Formerly the Putnam Daily Dividend Trust

The accompanying notes are an integral part of this schedule.

                                                                     SCHEDULE II
                                                                  EIN 22-2584333
                                                                         PN #018

                         THE GENLYTE GROUP INCORPORATED
                             EMPLOYEES' SAVINGS PLAN

                    SCHEDULE OF REPORTABLE (5%) TRANSACTIONS
                             IRS FORM 5500 ITEM 27d
                      FOR THE YEAR ENDED DECEMBER 31, 1994

                               SINGLE TRANSACTIONS

                                      NONE

                     SERIES OF TRANSACTIONS IN SAME SECURITY

================================================================================
   Number     Identity
     of       of Party       Asset        Purchase  Selling   Cost of  Net Gain/
Transactions  Involved    Description       Price    Price     Asset     (Loss)
================================================================================
                        Putnam Fund for
    37*        Putnam   Growth & Income   $467,741    ----    $467,741   ----
- --------------------------------------------------------------------------------
                        Putnam
    39*        Putnam   Voyager Fund       476,491    ----     476,491   ----
- --------------------------------------------------------------------------------
                        Putnam
    68*        Putnam   Voyager Fund        ----    $246,743   220,358  $26,385
- --------------------------------------------------------------------------------
                        Putnam US Gov't
    36*        Putnam   Income Trust       200,059    ----     200,059   ----
- --------------------------------------------------------------------------------
                        Genlyte
    24*        Various  Common Stock       251,126    ----     251,126   ----
- --------------------------------------------------------------------------------
                        Genlyte
    65*        Various  Common Stock        ----     106,716   141,668  (34,952)
================================================================================

      There were no lease rentals or material expenses incurred with the transactions listed above. Additionally, the purchase price and selling price of these assets approximates their current value on the transaction date.
================================================================================
      * Related-Party Transactions

      The accompanying notes are an integral part of this schedule.
================================================================================

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Pension and Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                         THE GENLYTE GROUP INCORPORATED
                             EMPLOYEES' SAVINGS PLAN
                                  (Registrant)


                     By:      /s/Neil M. Bardach
                              -------------------
                                 Neil M. Bardach
                    Vice President & Chief Financial Officer
                      Pension and Benefits Committee Member



DATED:  June 26, 1995

                                                                      EXHIBIT 24


                    CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS




 TO THE PENSION AND BENEFITS COMMITTEE OF THE GENLYTE GROUP INCORPORATED:


       As independent public accountants, we hereby consent to the incorporation of our report included in this Form 11-K into Genlyte's previously filed Registration Statement on Form S-8 (File No.'s 33-30722 and 33-27190).





                                                        /s/  ARTHUR ANDERSEN LLP


New York, New York
June 23, 1995